UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
POQ Issuer, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 8, 2018

Physical address of issuer
10 Owenoke Way, Riverside, CT 06878

Website of issuer
None

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$5,141.75	$0.00
Cash & Cash Equivalents	$5,141.75	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

May 7, 2020

FORM C-AR

POQ Issuer, LLC



 This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by POQ Issuer, LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at None no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300

holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 7, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

POQ Issuer, LLC (the "Company") is a Delaware Limited Liability Company, formed on May 7, 2018.

The Company is located at 10 Owenoke Way, Riverside, CT 06878.

The Company does not have a website.

The information available on or through our website is not a part of this Form C-AR.

The Business

POQ Issuer, LLC is a holding company for the Quarters and Q2 ERC-20 tokens, which is managed by POQ Manager, LLC. Players buy Quarters, which they can use to play games. POQ Issuer, LLC issues Q2 tokens to investors. With the proceeds (net of administrative fees) of the sale of new Q2 tokens, we fund and distribute discounted and Free and discounted Quarters. We also fund Pocketful of Quarters, Inc. to promote the use of Quarters by players and game developers.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company and our business model currently focuses on market adoption by players and game developers rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that the amount raised in the Offering, will be sufficient to satisfy our contemplated cash requirements through approximately $200,000, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

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* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized under the laws of Delaware on May 8, 2018. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our efforts to encourage adoption of Quarters by players and game developers, any of which may materially harm our business, financial condition and results of operations.

Our management team has limited experience in the video game industry and has not managed a business with similar risks and challenges specific to our business.
Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of cryptocurrencies for video games is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved video game development and publishing and thus may be better equipped than us to develop and commercialize video games. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our video game currency will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of a gaming cryptocurrency, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on G. Michael Weiksner who is the Manager of the Company from May 8, 2018 until present time. The Company has or intends to enter into employment agreements with G. Michael Weiksner although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of G. Michael Weiksner or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on G. Michael Weiksner in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of G. Michael Weiksner die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on

our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Form C-AR entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The United States tax rules applicable to an investment in the Securities and the underlying Bitcoins are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.

The tax rules applicable to the Securities and the underlying Bitcoins held by the Company are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in Bitcoins. The tax consequences to a Purchaser of the Securities could differ from the Purchaser's expectations. Purchaser's should consult their own tax advisors.

Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of Bitcoins or the operation of the Bitcoin network in a manner that adversely affects an investment in the Securities.

Until recently, little or no regulatory attention has been directed toward Bitcoins and the Bitcoin network by U.S. federal and state governments, foreign governments and self-regulatory agencies. As Bitcoins have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN and the Federal Bureau of Investigation) have begun to examine the operations of the Bitcoin network, Bitcoin users and the Bitcoin exchange market. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of Bitcoin. Additionally, a U.S. federal magistrate judge in the U.S. District Court for the Eastern District of Texas has ruled that "Bitcoin is a currency or form of money," although there is no indication yet whether other courts or federal or state regulators will follow the federal magistrate's opinion. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. Currently, neither the SEC nor the CFTC has formally asserted regulatory authority over the Bitcoin network or Bitcoin trading and ownership. To the extent that Bitcoins are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over the Bitcoin network

or Bitcoin trading and ownership, trading or ownership in Bitcoins or the Securities may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange Bitcoins or utilize them for payments, the demand for Bitcoins will decrease.
New regulations may make it more difficult to acquire and/or use Bitcoins. Furthermore, regulatory actions may limit the ability of end-users to convert Bitcoins into fiat currency (e.g., U.S. Dollars) or use Bitcoins to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities.

Bitcoin currently faces an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union.
While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of Bitcoin, Bitcoin users and the Bitcoin network. Conversely, regulatory bodies in some countries such as Canada and India have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Bitcoin network and its users, particularly Bitcoin exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of Bitcoins by users, merchants and service providers outside of the United States and may therefore impede the growth of the Bitcoin economy. We are not able to predict the effect of any future regulatory change on the Company or Bitcoins, but such change could be substantial and adverse to the Company or the value of the Shares.

It may be illegal now, or in the future, to acquire, own, hold, sell or use Bitcoins in one or more countries.
Although currently Bitcoins are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use Bitcoins or to exchange Bitcoins for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Purchasers, or may adversely affect an investment in the Company.

The Company may be deemed a "money transmitter."
To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses, possibly affecting an investment in the Securities in a material and adverse manner. Additionally, certain states including California, Idaho and New York require Bitcoin businesses to register on the state level as money transmitters.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Bitcoins are treated for classification and clearing purposes.

In particular, Bitcoins may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Memorandum, the Company is not aware of any rules that have been proposed to regulate Bitcoins as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of Bitcoins under the law. Such additional registrations may result in extraordinary expenses of the Company thereby materially and adversely impacting the Securities.

Changes in government regulation could adversely impact our business.

The video game industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our Quarters cryptocurrency for games are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our Quarters are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.

On 26 February 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II (common carrier) of the Communications Act of 1934 to Internet service providers. This new classification could slow or halt the adoption of Quarters by players and game developers. Therefore the FCC ruling and its consequences could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry are ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute video games and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as video game developers and publishers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users for our content.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as

much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce

the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries

typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic

conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

There is no existing trading market for Q2 Tokens and an active trading market may never develop.
The Q2 Tokens are a new issue of digital tokens for which there is no established public market. Although we may attempt to list Q2 Tokens on some cryptocurrency exchanges, there can be no assurance that such exchanges will accept the listing of Q2 Tokens, or maintain such listing if it is initially accepted. There can be no assurance that a secondary market will develop, or if a secondary market does develop, there can be no assurance that it will provide holders of Q2 Tokens with liquidity of investment or that liquidity will continue for any specific period.

The liquidity of any market for Q2 Tokens will depend on a number of factors, including, but not limited to the following:

- the number of Q2 Token holders,

- the sales of Quarters,

- the market for similar digital tokens,

- the interest of traders in marking a market in Q2 Tokens,

- regulatory developments in the digital token and cryptocurrency industries, and

- legal restrictions on transfer.

The digital token market is a new and rapidly developing market which may be subject to substantial and unpredictable disruptions that cause significant volatility in the prices of digital tokens. There is no assurance that the market, if any, for the Q2 Tokens will be free from such disruptions or that any such disruptions may not adversely affect a Q2 Token holder's ability to sell his or her Q2 Tokens. Therefore, we can provide no assurance that Q2 Token holders will be able to sell Q2 Tokens at a particular time, or that the price received upon sale will be favorable.

Holders of Q2 Tokens will have no voting or control rights and may have conflicts of interest with POQ Manager.
The Q2 Tokens have no voting rights or other management or control rights in either the Company or any entity affiliated with the Company. POQ Manager will, in its sole and absolute discretion, control all material decisions for the Company, and it will appoint the officers who exercise day-to-day control over the Company's business. The interests of Q2 Token holders and

our Manager may not be aligned, and consequently, the actions of our Manager may not be in the best interests of Q2 Token holders.

No repurchase or redemption of Q2 Tokens. The Q2 Token holders do not have the right to compel the Company or any other entity to redeem the Q2 Tokens.

The Quarters ecosystem may not be widely adopted and may have limited number of users. It is possible that many players, developers and other actors in the gaming industry will not use the Quarters ecosystem, or that significant public interest in the creation and development of the Quarters ecosystem will not develop. Such lack of use or interest will negatively impact the development of the Quarters ecosystem, the potential utility of Quarters, and the value of the Q2 Tokens.

The Quarters ecosystem, as developed, might not meet the expectations of Investors. The Quarters ecosystem is presently under development, and its governance structure, fees, purpose, consensus mechanism, algorithm, code, infrastructure design and other technical specifications and parameters may undergo significant changes without notice at any time, and from time to time. Any expectations regarding the form and functionality of Tokens or the Quarters ecosystem held by the Investor may not be met, for any number of reasons, including a change in the design and implementation plans and execution of the Quarters ecosystem.

The Quarters ecosystem may malfunction. It is possible that the Quarters ecosystem malfunctions in an unfavorable way, including, but not limited to, one that results in the loss of Tokens or valuable information.

Alternative networks may be established that compete with or are more widely used than the Quarters ecosystem. It is possible that alternative networks could be established that utilize the same or similar services as the Quarters ecosystem and attempt to facilitate services that are materially similar to the Quarters ecosystem. The Quarters ecosystem may compete with these alternative networks, which could negatively impact the Quarters ecosystem and the Q2 Tokens.

The open source nature of the Quarters ecosystem means that the Quarters ecosystem could be copied and a "fork" can be created, causing confusion regarding the official Quarters ecosystem. Some of the software in the Quarters ecosystem, including the QSC and the Q2SC, are open source, which means that the underlying software code is publicly available and can be viewed and copied by anyone. The open source nature of our software creates a risk that it can be copied by unrelated third-parties and those unrelated third-parties can create a "fork" of the Quarters ecosystem. If a "fork" of the Quarters ecosystem is created, this could give rise to confusion as to which is the official Quarters ecosystem. A "fork" of the Quarters ecosystem could attract users of Quarters and cause the adoption of Quarters to decrease if users prefer to use the new version of the Quarters ecosystem that would be developed if a "fork" is created. There are also unforeseeable risks that could come to fruition due to the open source nature of our software or if a "fork" of the Quarters ecosystem is created. These risks could cause the value of the Q2 Tokens, if any, to decline.

The Quarters ecosystem may be a target for malicious cyberattacks and may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of Quarters and Q2 Tokens. The Quarters ecosystem, the software application and other

interfaces or applications built upon the Quarters ecosystem are still in an early development stage and are unproven, and there can be no assurances that the Quarters ecosystem and the creating, transfer or storage of Quarters and Q2 Tokens will be uninterrupted or fully secure, which may result in a complete loss of holders' Quarters and Q2 Tokens or an unwillingness of users to access, adopt and utilize the Quarters ecosystem.

The nature of crypto assets, such as ETH, Quarters, and Q2 Tokens, may lead to an increased risk of fraud or cyberattack. Hackers or other malicious groups or organizations may attempt to interfere with the purchase of Quarters and Q2 Tokens in a variety of ways, including, but not limited to, malware attacks, denial of service attacks, spoofing, social engineering, phishing emails, man-in-the-middle attacks, and ransomware.

Recently, other platforms that sponsor and engage in transactions in crypto assets have been the subject of cyberattacks that have resulted in a loss of crypto assets. Among other things, Investors could lose the purchase price paid by them due to these types of threats, or the Company and the QSC or Q2SC could experience a loss of ETH, Quarters, and Q2 Tokens, in its own wallet, which could significantly undermine the Quarters ecosystem and significantly reduce the market price of Q2 Tokens.

If the Quarters ecosystem's security is compromised or if the Quarters ecosystem is subjected to attacks that frustrate or thwart our users' ability to access the Quarters ecosystem, Quarters or Q2 Tokens, then users may decrease or stop using the Quarters ecosystem, and developers may stop developing, stop publishing, and remove published games that use the Quarters ecosystem, which could cause a severe decline in the market price, if any, of the Q2 Tokens.

Investors are responsible for educating themselves about protecting their personally identifiable information and about cybersecurity best practices. While the Company or POQ Central may take steps to prevent or mitigate the impact of cyberattacks, there can be no guarantee that the Company or POQ Central will be successful in preventing any or all cyberattacks on its systems.

Transactions in virtual currency such as Quarters and Q2 Tokens may be untraceable and irreversible, and accordingly, losses due to fraudulent or accidental transactions may not be recoverable.

The source code of the Quarters ecosystem could contain fatal flaws. While the Company adopts quality assurance procedures to help ensure the source codes reflect as accurately as possible their intended operation, the flawlessness of the source codes cannot be guaranteed. They may contain bugs, defects, inconsistencies, flaws or errors, which may disable some functionality, create vulnerabilities or cause instability. Such flaws may compromise the predictability, usability, stability, and/or security of the Quarters ecosystem.

Loss of an Investor's private key could result in a loss of Q2 Tokens. Once Q2 Tokens are delivered, each Investor's Q2 Token balance is associated with the Investor's Ethereum public key address, which is in turn associated with the Investor's Ethereum private key address. Investors are solely responsible for knowing their private key addresses and keeping them a secret. Because a private key, or a combination of private keys, is necessary to control and dispose of the Q2 Tokens stored in each Investor's digital wallet, the loss of one or more of the Investor's private keys associated with the Investor's digital wallet storing the Q2 Tokens will result in the loss of the Investor's Q2 Tokens. Moreover, any third party that gains access to

one or more of any Investor's private keys, including by gaining access to login credentials of a hosted wallet service the Investor uses, may be able to misappropriate the Investor's Q2 Tokens. The Company and its affiliates will never ask any Investor for the Investor's private key address, and the Investor should never share his or her private key address with someone the Investor does not know. Investors are solely responsible for selecting a wallet or wallet service provider that is technically compatible with the Q2 tokens to be used for the acquisition and storage of Q2 Tokens. The wallet or wallet service provider selected by each Investor will not manage or control the Q2 Tokens, and such wallet or wallet service provider is an entirely independent third-party company. The failure to assure that compatibility may result in the Investor not being able to gain access to the Q2 Tokens.

Investors are subject to third-party exchange and custody risks. If an Investor sends ETH to the Q2SC from an exchange or an account that the Investor does not control, Q2 Tokens may be allocated to the account that has sent the ETH, and not personally to the Investor. Therefore, Investors may never receive or be able to recover the Investor's Q2 Tokens. Moreover, if the Investor chooses to maintain or hold Q2 Tokens using a third party, the Investor will be subject to the risks associated with that third party and the Investor's Q2 Tokens may be stolen or lost.

The tax treatment of the Q2 Tokens is uncertain and there may be tax consequences for Investors upon certain future events. The tax characterization of the Q2 Tokens is uncertain, and each Investor must seek its own tax advice in connection with an investment in the Q2 Tokens. An investment in the Q2 Tokens may result in tax consequences to Investors, including withholding taxes, income taxes and tax reporting requirements. Each Investor should consult with and must rely solely upon the advice of its own professional tax advisors with respect to the United States and non-U.S. tax treatment of an investment in the Q2 Tokens. The tax characterization of the Q2 Tokens also affects the Company's own tax liability in connection with this offering.

Investors may lack information for monitoring their investment. The Q2 Tokens do not have any information rights attached to them, and Investors may not be able to obtain all the information they would want regarding the Company, its affiliates, or the Q2 Tokens. In particular, Investors may not be able to receive information regarding the financial performance of the Q2 Tokens with respect to the ability of Q2 Token holders to receive dividends. The Company is not currently registered with the Securities and Exchange Commission and currently has no periodic reporting requirements. As a result of these difficulties, as well as other uncertainties, Investors may not have accurate or accessible information about the Company or the Q2 Tokens.

Investors may lack information for monitoring their investment. The Q2 Tokens do not have any information rights attached to them, and Investors may not be able to obtain all the information they would want regarding the Company, its affiliates, or the Q2 Tokens. In particular, Investors may not be able to receive information regarding the financial performance of the Q2 Tokens with respect to the ability of Q2 Token holders to receive dividends. The Company is not currently registered with the Securities and Exchange Commission and currently has no periodic reporting requirements. As a result of these difficulties, as well as other uncertainties, Investors may not have accurate or accessible information about the Company or the Q2 Tokens.

The Q2 Tokens and the Quarters ecosystem have no history. The Quarters and the Q2 Tokens will be newly issued, and POQ Issuer, POQ Central, and POQ Manager are newly formed and have no operating history and are entirely novel in type. Investors will not be able to compare them against other like instruments. We have based the description of the future operations of our business and the projections for its performance contained in this memorandum on the knowledge and experience of our management, which is limited, and cannot be verified as applicable to our business until well after it has actually begun operations. An investment in the Q2 Tokens should be evaluated on the basis of the value and prospects of the Quarters ecosystem and the Q2 Tokens, including an assessment of whether the projected performance of the Quarters ecosystem may not prove accurate, and that the Company may not be able to achieve its objectives.

We have not based the financial projections on actual operations. Because our business has no operating history we cannot provide a balance sheet or income statement based on actual operations. We have based the financial projections included in the White Paper on assumptions we believe are reasonable concerning future operations of the Quarters ecosystem and the Q2 Tokens. Because actual conditions will differ from those assumptions, and the differences may be material, we cannot assure you that these projections will prove accurate and caution you against placing excessive reliance on them in deciding whether to invest in Q2 Tokens. For example, projected revenues are based on our management's belief that Quarters will gain adoption by users, however this cannot be assured. Moreover, a decline in prices in the cryptocurrency market or a decline in the price of ETH could significantly reduce the value of Q2 Tokens.

We have not based the financial projections on actual operations. Because our business has no operating history we cannot provide a balance sheet or income statement based on actual operations. We have based the financial projections included in the White Paper on assumptions we believe are reasonable concerning future operations of the Quarters ecosystem and the Q2 Tokens. Because actual conditions will differ from those assumptions, and the differences may be material, we cannot assure you that these projections will prove accurate and caution you against placing excessive reliance on them in deciding whether to invest in Q2 Tokens. For example, projected revenues are based on our management's belief that Quarters will gain adoption by users, however this cannot be assured. Moreover, a decline in prices in the cryptocurrency market or a decline in the price of ETH could significantly reduce the value of Q2 Tokens.

The Company may experience data privacy and data retention issues. As part of this offering and the subsequent verification processes, the Company may collect personal information from Investors. The collection of such information is subject to applicable laws and regulations. All information collected will be used for purposes of consummating a purchase and sale in this offering. Community management for the Quarters ecosystem and may be transferred to contractors, service providers and consultants worldwide as appointed by the Company. Apart from external compromises, the Company and its appointed entities may also suffer from internal security breaches whereby their employees may misappropriate, misplace or lose personal information of Investors. Any information breaches or losses will also damage the Company's reputation and thereby may harm its long-term prospects, which will have a negative effect on the value of the Q2 Tokens. Moreover, the Company must maintain its access to the private key that manages both the QSC and the Q2SC. If these keys are guessed, hacked, or accessed by another party, the system may be compromised, and investors

may experience a partial or total loss of their Q2 Tokens and any unpaid royalties associated with those Q2 Tokens.

The Company may experience data privacy and data retention issues. As part of this offering and the subsequent verification processes, the Company may collect personal information from Investors. The collection of such information is subject to applicable laws and regulations. All information collected will be used for purposes of consummating a purchase and sale in this offering. Community management for the Quarters ecosystem and may be transferred to contractors, service providers and consultants worldwide as appointed by the Company. Apart from external compromises, the Company and its appointed entities may also suffer from internal security breaches whereby their employees may misappropriate, misplace or lose personal information of Investors. Any information breaches or losses will also damage the Company's reputation and thereby may harm its long-term prospects, which will have a negative effect on the value of the Q2 Tokens. Moreover, the Company must maintain its access to the private key that manages both the QSC and the Q2SC. If these keys are guessed, hacked, or accessed by another party, the system may be compromised, and investors may experience a partial or total loss of their Q2 Tokens and any unpaid royalties associated with those Q2 Tokens.

One of the Company's co-founders is a minor. George Weiksner is currently a minor, 12 years old on the date of this Form C-AR. George may lack the necessary experience and skill required to help effectively manage a growing company. Moreover, George has a full-time commitment to school and other activities, and may not have the time and resources necessary to commit to development of our business. If George is unable to be involved with the management of the Company, it is possible that our Manager may be adversely impacted, in which case the value of the Q2 Tokens could be negatively impacted.

The Company's co-founders, who are father and son and own and control our Manager, may have interests that conflict with yours. G. Michael Weiksner, one of the Company's co-founders, is the father of George Weiksner, the Company's other co-founder. They own and control our Manager, which governs our Company's business in a similar way to a board of directors' governance of a corporation. Because Investors in Q2 Tokens have an economic interest in the Company that is exclusively linked to revenues generated by Quarter sales, their interests may diverge from those of our owners and Manager, who hold 100% of the equity of the Company and benefit from overall performance of the Company. Our co-founders, whose interests are closely linked by their family ties, could exercise their control of the Company in a way that benefits the Company but is detrimental to the Q2 Token holders. Because the rights of Q2 Token holders are contractual in nature, neither our officers nor POQ Manager will have a fiduciary duty to protect the interests of Q2 Token holders. As a result, Q2 Token holders may have little or no legal recourse if they experience losses because the Company's management acts in the Company's interest rather than theirs.

POQ Central may be sold to a third-party, in which case control of the Quarters ecosystem could pass to that third-party. The Company, POQ Manager, and POQ Central may be sold or merged, or new management may be hired. Ownership of the QSC and Q2SC may be sold or transferred. Investors should invest in Q2 Tokens only if they believe that their interests align with the Quarters ecosystem rather than depending on the participation of any particular manager or owner.

The variables and formulas within the QSC and the Q2SC may be changed. The Company, our management, and POQ Central have absolute control over the QSC and the Q2SC, and may adjust variables within the QSC and the Q2SC in their sole and absolute discretion. If formulas and variables are altered in the QSC or the Q2SC, the earnings attributable to each Q2 Token may change and as a result, the value of Q2 Tokens could be materially diminished.

Hot wallets hosted by the Company may be hacked and Quarters and Q2 Tokens may be stolen. POQ Central will manage "hot wallets," which are connected to the Internet, for players and developers. Those "hot wallets" will likely be the target of malicious attackers. A security breach of the "hot wallets" administered by POQ Central could negatively impact the Quarters ecosystem and the value of the Q2 Tokens.

The Quarters ecosystem may not be able to scale to meet growing demand. If the Quarters ecosystem is successful, the purchase of Quarters could require many transactions which the Ethereum network, the network upon which the Quarters ecosystem is built, may not be able to meet the demand as the Ethereum network becomes congested. Although our management believes that the Ethereum Foundation is working on solutions to allow the Ethereum network to scale, these initiatives may not be completed, or they may be ineffective, either of which would adversely impact the ability of players and developers to purchase and transfer Quarters, which could in turn negatively impact the value of the Q2 Tokens.

The potential application of United States laws regarding investment securities to the Q2 Tokens is unclear. The Q2 Tokens are novel and the application of U.S. federal and state securities laws is unclear in many respects. Because of the differences between the Q2 Tokens and traditional investment securities, there is a risk that issues that might easily be resolved by existing law if traditional securities were involved may not be easily resolved for the Securities. In addition, because of the novel risks posed by the Q2 Tokens, it is possible that securities regulators may interpret laws in a manner that adversely affects the value of the Q2 Tokens. The occurrence of any such legal or regulatory issues or disputes, or uncertainty about the legal and regulatory framework applicable to the Q2 Tokens, could have a material adverse effect on the holders of Q2 Tokens.

Unfavorable changes in government regulation could harm our business. QT Tokens, Quarters, and our business must comply with various federal, state, and possibly local and international laws, regulations, and administrative practices. Difficulties or failures in our obtaining or maintaining required approvals or licenses under these laws and regulations could delay or prevent the commencement of our business or hamper the continued operations of the Company and its business.

We cannot predict the nature and timing of future laws, regulations, interpretations or applications, or their potential effect. They could, however, require unexpected modifications to our planned business. Any or all of the regulations affecting our business could have an adverse effect on our results of operations and the financial condition of the Q2 Tokens.

Unfavorable Regulatory Changes in one or more jurisdictions could negatively impact the value of Q2 Tokens. Crypto-tokens have been the subject of scrutiny by various regulatory authorities and may be overseen by the legal and regulatory authorities of a number of jurisdictions globally. The functioning of the Quarters ecosystem and could be impacted by one or more regulatory inquiries or actions, including, but not limited to, restrictions on the

use or possession of digital tokens like the Tokens, which could impede or limit the development of the Quarters ecosystem. The Company may receive notices, queries, warnings, requests, or rulings from one or more authorities upon short notice, or may even be ordered to suspend or terminate any action in connection with this offering or the Quarters ecosystem as a whole without prior notice. Furthermore, many aspects of the Quarters ecosystem also involve untested areas of law and regulation, and could be subject to new laws or regulations, so their legal and regulatory outcome in all relevant jurisdictions is not possible to predict. A negative outcome could hinder or postpone the planning, development, launch, marketing, promotion, or execution of our business, or could require it to terminate. Since regulatory policies can change with or without prior notice, any existing regulatory permissions for or tolerance of the Company, Quarters, Q2 Tokens, this offering, and the Quarters ecosystem in any jurisdiction may be withdrawn without warning. The Tokens could be deemed from time to time as a virtual commodity, a digital asset, or as money, securities, or currency in various jurisdictions, and therefore could be prohibited from being sold, purchased, traded, distributed, or held in certain jurisdictions pursuant to applicable regulations. In turn, the Quarters ecosystem could be deemed to be a regulated or restricted product. There is no guarantee that the Company can maintain any particular legal or regulatory status in any particular jurisdiction at any time.

If residents of the State of New York purchase or use Quarters, then the Company could be in violation of New York's "BitLicense" regulatory framework. Businesses that engage in Virtual Currency Business Activity, as that term is defined in New York's "BitLicense" regulatory framework, must obtain a license from the New York State Department of Financial Services ("NYSDFS"). Although this regulatory framework does not seem to apply to gaming tokens with specific characteristics, it is unclear to the Company's management whether Quarters fall into the gaming token exception that would allow the Company to operate in the State of New York and allow residents of the State of New York to purchase and use Quarters without requiring the Company to obtain a "BitLicense" from the NYSDFS. Since the Company does not hold a "BitLicense," if residents of New York or entities organized in the State of New York purchase and use Quarters, and the NYSDFS determines that the Company must have a "BitLicense," the Company could be required to cease operations that involve any New York residents or entities organized in the State of New York, and the Company may be subject to fines, which may result in a material diminution in the value, if any, of the Q2 Tokens.

The regulatory regime governing blockchain technologies, cryptocurrencies, digital assets, and offerings of digital assets, such as the Tokens, is uncertain, and new regulations or policies may adversely affect the development of the Quarters ecosystem and the value of the Q2 Tokens. Regulation of digital assets, like the Tokens, and offerings such as this, involving cryptocurrencies and blockchain technologies, is currently undeveloped and likely to rapidly evolve as government agencies take greater interest in them. Such regulation varies significantly among international, federal, state, and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, or guidance, or take other actions, which may severely impact the permissibility of the Quarters ecosystem and the Q2 Tokens, tokens generally, and, in each case, the technology behind them or the means of transaction in or transferring them. Failure by the Company or certain users of the Tokens to comply with any laws, rules, and regulations, some of which may not exist yet or that are subject to interpretations that may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

Cryptocurrency networks, distributed ledger technologies, and coin and token offerings also face an uncertain regulatory landscape in many foreign jurisdictions. Various foreign jurisdictions may, in the near future, adopt laws, regulations, or directives that affect the Tokens. Such laws, regulations, or directives may conflict with those of the United States or may directly and negatively impact the Quarters ecosystem. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the adoption of the Quarters ecosystem and the value of the Q2 Tokens.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the Q2 Tokens, including with respect to the dividends that may be distributed, the liquidity of the Q2 Tokens, the ability to access marketplaces or exchanges on which to trade the Q2 Tokens, and the structure, rights, and transferability of Q2 Tokens.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have an adverse effect on the successful development and adoption of the Quarters ecosystem. The growth of the blockchain industry in general, as well as the blockchain networks on which the Tokens rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation:
- worldwide growth in the adoption and use of cryptocurrencies and other blockchain technologies;

- government and quasigovernment bodies may regulate cryptocurrencies and other blockchain assets and their use, and may place restrictions on access to, and operation of, blockchain networks or similar systems;

- the maintenance and development of the opensource software protocol of cryptocurrency networks;

- general economic conditions and the regulatory environment relating to cryptocurrencies; and

- a decline in the popularity or acceptance of cryptocurrencies or other blockchain-based tokens would adversely affect the Quarters ecosystem and the value of the Q2 Tokens.

The cryptocurrency industries as a whole have been characterized by rapid changes and innovations and are constantly evolving. Although they have experienced significant growth in recent years, the slowing or stopping of the development, general acceptance, and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of the Quarters ecosystem.

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Quarters ecosystem, and the Q2 Tokens may also be subject to significant price volatility. The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations and are

highly volatile, and the market price of the Q2 Tokens may also be highly volatile. A decrease in the price of a single digital asset may cause volatility in the entire digital asset industry and may affect other digital assets including the Q2 Tokens. For example, a security breach that affects purchaser or user confidence in Bitcoin or Ether may affect the industry as a whole and may also cause the price of the Q2 Tokens and other digital assets to fluctuate. Moreover, Q2 Tokens may be subject to price volatility because of speculation in the market as market participants may purchase or sell large amounts of Q2 Tokens, which would increase the volatility of the price of the Q2 Tokens. Such volatility in the price of the Q2 Tokens may result in significant loss over a short period of time.

The popularity of cryptocurrencies may decrease in the future, which could have a material impact on the cryptocurrency industry, the Quarters ecosystem, and the value of the Q2 Tokens. The Quarters ecosystem relies upon the viability of the cryptocurrency markets. In recent years, cryptocurrencies have become more widely accepted, but have also faced increasingly complex legal and regulatory challenges and, to date, have not benefited from widespread adoption by governments, central banks, or established financial institutions. Any significant decrease in the acceptance or popularity of cryptocurrencies may adversely affect the Quarters ecosystem and the value of the Q2 Tokens.

There are risks associated with an unpermissioned, decentralized, and autonomous ledger. The Quarters ecosystem is being developed in connection with various distributed ledger systems, including Ethereum, which is an unpermissioned protocol that can be accessed and used by anyone. The utility and integrity of the Quarters ecosystem relies on the stability, security, and popularity of these decentralized ledgers. If the stability, security, or popularity of decentralized ledgers decreases, then the Quarters ecosystem may be negatively impacted, which could have a negative impact on the value, if any, of Q2 Tokens. The Quarters ecosystem is envisioned to be an open, decentralized community, and its composition can include users, supporters, developers, Token holders and other participants worldwide who may or may not be connected with the Company in any manner. Given the diversity of the underlying technologies, the Quarters ecosystem is intended to be decentralized and autonomous in nature as far as its maintenance, governance, and evolution are concerned. Having such decentralized and autonomous system presents unpredictable risks, and the Quarters ecosystem could be compromised, and consequently the value, if any, of Q2 Tokens could decrease, since third-parties may take actions that harm the Quarters ecosystem.

Breakthroughs in the field of cryptography could create significant weaknesses in security for blockchain-based technologies. Cryptography is evolving and there can be no guarantee of security at all times. Advancement in cryptography technologies and techniques, including, but not limited to, code cracking, and the development of artificial intelligence and/or quantum computers, could be identified as risks to all cryptography-based systems, including the Quarters ecosystem. When such technologies and/or techniques are applied to the Quarters ecosystem, adverse outcomes such as theft, loss, disappearance, destruction, devaluation, or other compromises may result. The security of the Company and the Quarters ecosystem cannot be guaranteed as the future of cryptography or security innovations is unpredictable.

Quarters could be deemed to be securities. The value of Q2 Tokens depends on our ability to disseminate Quarters and derive revenue from their sales. Although our management believes that Quarters are purely a "utility token" and are not securities, the Securities and Exchange Commission has noted that the issuance of tokens represents a new paradigm and the

application of the federal securities laws to this new paradigm is very fact specific. If Quarters were deemed to be a security under U.S. federal securities laws or state securities laws, then prior to their planned issuance, we may be required to register their dissemination under the Securities Act or qualify them under state law. The registration of Quarters under the Securities Act, or qualification under state law, would result in significant delay in their issuance and would require us to incur substantial additional expense.

When dissemination Quarters, the Company plans to obtain certain information from the intended recipients of Quarters. If Quarters are deemed to be securities, and the information obtained by the Company from the intended recipients of Quarters is considered to be something of value, then the dissemination of Quarters could be considered to be an offer and sale of securities in violation of applicable securities laws. If the Company proceeds with its planned dissemination of quarters and a government agency determines that the Company is offering securities without complying with applicable securities laws, then the agency could require the sale and use of Quarters to cease, and it could impose penalties on the Company, which would have a material negative impact on the value of the Q2 Tokens.

The Company may not receive the necessary funds to fully realize its business plan. If this offering is not fully subscribed, the Company may be unable to obtain other financing. Our business cannot be easily scaled back or divided into phases to accommodate a shortfall in financing, and insufficient cash could reduce or eliminate any return on your investment.

The Investors will have no control of our business. The Company will depend on the efforts of its management. Investors have no control over our management, the Company, or our business. You should not purchase Q2 Tokens unless you are willing to entrust all aspects of the day-to-day management of the business to the Company and its management.

The Investors will have no right to participate in the Company's management. Investors will not participate in the active day-to-day management of the Q2 Tokens, the Company or the decisions made by our management, including decisions that can materially affect your investment.

Investors will have no control over POQ Central. POQ Central helps provide functionality that may contribute to the Quarters ecosystem and consequently impact the value of Q2 Tokens. Investors will have no ownership, control, or any rights to participate in the management and decision making of POQ Central.

Investors will have no control over POQ Central. POQ Central helps provide functionality that may contribute to the Quarters ecosystem and consequently impact the value of Q2 Tokens. Investors will have no ownership, control, or any rights to participate in the management and decision making of POQ Central.

Investors will bear tax risks. Investment in Q2 Tokens involves substantial tax risks. Although the primary motive of Investors should be for long-term returns, state and federal legislatures and tax authorities may alter and change current tax laws and tax rates to ones that are less favorable to Q2 Token holders. The tax risks include, without limitation, the effect of changes in federal income tax laws, taxable income in excess of distributions, and limitations on passive losses.

The tax discussions we provide here and elsewhere in this memorandum are not tax advice to Investors. The Company has not obtained a legal opinion or ruling from any tax authority regarding any tax aspects of Q2 Tokens, the Company, or its business. We advise each Investor to consult with his or her own tax advisor regarding the tax consequences of investing in the Company.

The transfer of Q2 Tokens is highly restricted. The Q2 Tokens are a highly illiquid asset, in that the holder cannot readily sell a Q2 Token or pledge it as collateral for a loan or other obligation. We have not registered the Q2 Tokens under the Securities Act or under any state securities law, and to not intend to do so. An Investor may not assign, sell, or transfer his or her Q2 Tokens except in accordance with applicable securities laws. Finally, no public market exists for the resale of Q2 Tokens, and a public resale market may never develop. These restrictions make it unlikely that an Investor who wanted to sell or otherwise dispose of Q2 Tokens could readily do so in the immediate future. Therefore, you should acquire a Q2 Token for investment purposes only, based on returns you may receive directly from the Q2SC, and not with a view to resale or other distribution.

Our management does not have exclusive duties to the Company, and may pursue other business and investment opportunities that do not include the Q2 Token holders. Our management does not owe exclusive obligations to the Company or the Q2 Token holders. In particular, our Manager need only devote as much time to the Company's affairs as it believes, in its sole discretion, necessary to manage the business. Our managers and officers may take part from time to time in the development of other projects that may compete with our business. Commitments undertaken by our managers and officers in connection with such other business projects may reduce their effectiveness in managing the business and ensuring its profitability and the value of the Q2 Tokens.

Potential conflicts of interest exist among POQ Manager, the Company, its officers and the Investors. Because POQ Management and the Company are under common ownership, neither the agreements underlying our business, nor the financial terms of the Q2 Tokens, have been negotiated at arm's length. Potential Investors should carefully read the exhibits to this memorandum to understand their rights and understand that our officers may experience conflicts of interest in managing the Company, the Project, and the Q2 Tokens. See Conflicts of Interest and Fiduciary Responsibilities.

Your investment will not be diversified. The Q2 Tokens represent a single investment category in a single industry sector, and their value depends on industry acceptance of a single token. As a result, this investment will lack diversification of risk. This lack of diversification increases the risk that a single adverse event could cause an Investor to lose much or all of his or her investment.

Q2 Token ownership could be heavily concentrated among a few owners. Immediately after the completion of this offering, a number of individuals may directly or indirectly hold significant portions of the total available Q2 Tokens. These Q2 Token holders may have significant influence over the Company, including its operational decisions. These significant Q2 Token holders may, acting alone or in concert, make decisions that are not necessarily in the best interests of the other Q2 Token holders or of the Quarters ecosystem as a whole.

Success of Q2 Tokens depends heavily on management and personnel. Although the Company and the POQ Manager have limited ongoing duties as described in this memorandum, success of our business depends on the ability of our management, personnel, and POQ Central (as defined in this memorandum) to manage the marketing and development of the Quarters ecosystem and to foster adoption of Quarters by players and developers. The success of Q2 Tokens will also depend on the continued involvement of our management, key employees, and POQ Central. The loss of any of their services could materially harm the Q2 Token holders' ability to receive a return on or of their invested capital.

The Company or POQ Central will also need to hire and retain skilled employees at various levels of operations in a market where qualified employees are relatively few in number, in high demand, and receive competing offers. If the Company or POQ Central cannot hire needed employees on a timely basis, or fails to retain employees once hired, it may fail to generate projected results from operations.

The Offering price is unrelated to the net tangible value, cash flow, or operating history of the Company. Q2 Tokens do not represent an interest in the equity, assets, or earnings of our Company. In establishing the offering price for the Q2 Token, we did not base the price on earnings, operating history, assets, book value, or any other recognized criterion of value. We obtained no independent opinion or appraisal in determining the offering price.

Our business could be abandoned or it may fail. Due to the technically complex nature of the Quarters ecosystem, the Company or those contributing to the Quarters ecosystem software development effort could face difficulties from time to time that may be unforeseeable and/or unresolvable. Accordingly, the development of the Quarters ecosystem could fail, terminate, or be delayed at any time and from time to time for any reason, including due to lack of funds. Development failure or termination may render the Tokens untransferrable, of reduced or no utility, and/or obsolete.

There are unanticipated risks with investing in Q2 Tokens.
Applied cryptography and blockchain technology are new and untested. In addition to the risks set forth here, there are risks that the Company and its management cannot anticipate. Risks may further materialize as unanticipated combinations or variations of the risks set forth here.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

POQ Issuer, LLC is a holding company for the Quarters and Q2 ERC-20 tokens, which is managed by POQ Manager, LLC. Players buy Quarters, which they can use to play games. POQ

Issuer, LLC issues Q2 tokens to investors. With the proceeds (net of administrative fees) of the sale of new Q2 tokens, we fund and distribute discounted and Free and discounted Quarters. We also fund Pocketful of Quarters, Inc. to promote the use of Quarters by players and game developers.

Business Plan

The Company is creating an environment where a universal token, each, a Quarter, similar to a token in an arcade, can be used to purchase credits, game items, and any other items that a game developer wishes to create and sell, across different games. Quarters can be purchased by game players for 25 cents each and can be used to play and purchase items in various games across different platforms. Concurrently with the sale of Quarters, POQ is issuing a companion investment token, each, a Q2 Token, which will give its holders the right to share in the revenues generated by the sale of Quarters. Quarters are designed to solve the problem of having coins, credits, or other items marooned in the single game where a player purchased or earned them. In the current mobile and on-line gaming environment, games and their internal currency are isolated. If a player purchases or earns coins in a game, those coins can only be used in that specific game, and once that player stops playing the game, those coins lose all utility to that player. Quarters solves this problem by allowing a player to use those coins across a variety of games, so coins are no longer isolated and locked in one game. The use of Quarters is simple: Players purchase Quarters for 25 cents each by sending ETH to the QSC and then players use those Quarters for game play and in-game purchases. Developers of games receive Quarters from players as players purchase game credits and make in-game purchases. Developers get paid by having the Quarters redeemed by the QSC which gives developers ETH in return for Quarters. Q2 Tokens are designed for the investor who desires to participate in the revenues generated by the sale of Quarters. Q2 Tokens, the companion investment token for Quarters, entitle owners of Q2 Tokens to a proportionate share of all ETH from the sale of Quarters. The growth and evolution of the Quarters ecosystem will be facilitated by Central POQ. Central POQ will engage in various activities to promote the use, sale, and adoption of Quarters, facilitate transactions involving Quarters, and generally support the Quarters ecosystem. The Company will use the proceeds of this offering to launch the Quarters token and promote the growth of the Quarters ecosystem. Sales of Quarters will generate revenue to the Company. After expenses, the Company will distribute net revenues from Quarter sales to Q2 Token holders via the Q2SC. The Q2SC's ability to pay distributions will depend on its ability to generate revenue by selling sufficient Quarters, in an amount that is in excess of its expenses, such as marketing, development, staffing, promotion, and taxes. The Quarters Solution As described in the Summary, the Company was formed to address the problem faced by electronic gamers, who find that hard-earned coins or electronic credits are locked up in the game in which they were earned, and cannot be transferred to other games. The addressable market for Quarters is enormous. Apple's App Store is estimated to generate nearly $60 billion annually and it continues to grow. However, no major application from the App Store allows players to bring coins from one game to another game. The inability to move coins from one application to another is a result of the App Store's business model which requires players to make purchases via the App Store rather than making purchases via the applications directly. Thus, the App Store, and similarly, Google's Play Store, intentionally fragment applications and games from each other, and they fragment games from players. Quarters aim to open the gates across games and allow players to bring their coins to new games. A player that becomes bored with one game no longer needs to abandon unused coins, and can instead use them in another game that provides greater entertainment for the player. A player could play "grinder games," which are games that allow the player to engage in a repetitive task for gameplay advantage such as

receiving game coins, and then use those coins in another game. The risk of purchasing in-game currency that becomes obsolete once the game is no longer played by that player is eliminated as the in-game currency retains its usefulness across games.

History of the Business

POQ Issuer, LLC has been merged into Pocketful of Quarters, Inc.

The Company's Products and/or Services

Product / Service	Description	Current Market
Quarters	Quarters are ERC-20 utility tokens for game play only. Players can buy Quarters , which they can use to play participating games. Approved developers can exchange Quarters to earn Ethereum.	Live testing has begun on poq.gg and scrimtowin.com
Q2	Q2s are ERC-20 security token. Q2 holders earn royalties from the sale of Quarters to players that are distributed pro-rata, on demand.	A limited amount of Q2s have been sold to accredited investors in a Reg D pre-sale. A limited amount of Q2s have been distributed to advisors and consultants.

We have developed "hot wallets" for players to buy and hold Quarters, and software tools for developers to accept Quarters in their games. A portion of the funding from this offering will be used to further refine these products. However, the large majority of the funding will be used to distribute discounted and Free Quarters to players through influencers on YouTube, Twitch, and other social media platforms. The outreach to players will be managed by an affiliated corporation, Pocketful of Quarters, Inc., which will receive a portion of the funding from this round in exchange for its services.

Q2 tokens have been sold to accredited investors in a Regulation D pre-sale. Quarters are not yet launched or distributed.

Competition

The Company's primary competitors are Various publishers and game developers are launching their own coins; the centralized app stores are also potential partners or competitors.

Currently, no blockchain-based coin exists for use in gaming across gaming platforms that has gained mass market adoption. The Company's goal is to be the primary cross-platform coin that is widely accepted in the gaming market. The Quarters ecosystem has the potential to disrupt the business models of Apple's App Store and Google's Play Store. Since adoption of the Quarters

ecosystem could lead to a decline in revenues by Apple's App Store and Google's Play Store, these industry titans could create their own competing blockchain-based or non-blockchain-based cross-platform gaming tokens. Alternatively, Apple and Google, along with other market participants, could take actions to impede the adoption and growth of the Quarters ecosystem. The Quarters ecosystem, however, is designed to be complementary with Apple's App Store and Google's Play Store, and thus, our management believes that the Quarters ecosystem will be complementary, rather than competitive, with these stores. There are a number of companies that have entered the blockchain-based cross-platform gaming coin market, some of which currently may have some market penetration that is ahead of, and greater than the Quarters ecosystem. Quarters competes only indirectly with other adjacent markets, including single platform currencies, e-sports and gambling, which have different players, developers, use case and even laws and regulations. Collectibles and digital game assets are another important adjacent market, which work well as something to buy with Quarters. "Adjacent markets" refer to those markets that our not our target market but have similar characteristics to our target market. Examples of adjacent markets include, among others, markets that consist of players in a different country that we do not currently plan to target, and games that could benefit from the Quarters ecosystem but that we currently do not plan to target. The Quarters ecosystem directly competes with other emerging cross-platform currencies. Cross-platform currencies address the following common problem faced by players: Coins that have been purchased or earned by players are locked in games that they no longer play. These emerging cross-platform currencies also benefit from the broad awareness and usage by game players of in-game currencies. Accordingly, these currencies have the potential to be the on-ramp for the masses to adopt cryptocurrency more generally. Similar to Quarters, gaming currencies are typically ERC-20 tokens built on Ethereum – although Quarters are unique in that they use the "Matic" sidechain to reduce transaction fees and to promote speed and scalability. Quarters differs from other known cross-platform currencies in three fundamental ways. First, Quarters are designed to be a currency that players want to buy. Other similar currencies focus on developers buying the tokens to provide to players as a reward for taking various actions, such as referring a friend, watching an advertisement, or testing a game. Since other cross-platform tokens currently in the market typically have previous game developers as their founders, we believe that their focus reflects prioritizing developers over players. Quarters, on the other hand, have been developed to prioritize players rather than developers, as other platforms appear to do. Second, in contrast to other gaming coins currently in the market, we believe that Quarters are unique in their design as a stable value coin for games. Quarters are designed to allow players to always be able to purchase one Quarter for 25 cents. Since there is an unlimited supply of Quarters that can be purchased from the QSC, by design, their price should not fluctuate. Other gaming coins currently in the market are hybrid utility and investment tokens, which by their design, fluctuate in value, depending on their demand. Our management believes that having a stable value for gaming coins is critical for incentivizing player adoption and usage since a stable value coin, without price fluctuation, gives players the predictability that our management believes is needed to facilitate the adoption and usage of a cross-game and cross-platform gaming currency. Third, to catalyze the adoption of Quarters by players and developers, Quarters will initially be provided to players via an airdrop, and developers will be invited to compete amongst each other two receive Quarters from players. Other gaming currencies typically distribute their currency to developers, so that developers will distribute their new currencies to players.

The following are the competitors identified by Radicle in their "Cross-platform Gaming Currency Report."

- Enjin Coin (ENJ) According to Enjin's white paper, it is the largest gaming community creation platform online, with: - 250,000 gaming communities across thousands of games; - 18.7 million registered games; - 60 million global views per month; - a gaming-focused content management system and forum creator; and - millions of dollars of revenue per month from the sales of virtual goods across the Enjin community stores. Enjin's purpose is to sell virtual goods on the blockchain, create an easy to use gaming cryptocurrency, to create software development SDKs for the gaming industry, and to create a new gaming experience with real ownership and value. Enjin has a floating price for its tokens, it rewards users for engaging with ads, and is launching with an existing network of games and players.

- In contrast, the Quarters ecosystem gave a fixed price for its tokens, rewards developers for collecting Quarters from players, and is launching with an airdrop to players. Quarters will attract developers from the large majority who are not already in the network, and will attract players from everywhere. Refereum (RFR) Refereum is a referral marketing platform for games. Influencers can monetize their followings by referring users to games. Players can make money by collecting and selling Refereum. As of February 2018, Refereum has raised nearly $28 million in exchange for approximately 50% of all the Refereum tokens to ever be sold. Although Refereum currently functional, we have no information regarding how many games have adopted it. It is integrated with APIs published by Twitch Interactive, Inc., which provides developer tools for online gaming software, to reward influencers who use Refereum. Refereum.com is a central hub where developers can buy Refereum and players can sell Refereum. Refereum and Quarters are expected to compete for new players, new developers and influencers.

- A major difference between Refereum and Quarters is that Refereum is designed to be purchased by developers, whereas Quarters are designed to be purchased by players. Thus, we believe that Refereum prioritizes game publishers, whereas Quarters prioritizes players. Triforce (FORCE) TriForce allows developers to reward players for testing certain games. TriForce is currently selling 75% of its tokens in an initial coin offering. Our management believes that TriForce may be attempting to create a token that will be granted to those who install certain applications, which is expressly prohibited by the policies of both Google's Play Store and Apple's App Store.

- Our management believes that Quarters and TriForce have limited competition among one another, since TriForce appears to be designed to facilitate testing new games, whereas Quarters are designed to be used in games that have already been developed and are ready to reach large audiences of players. CryCash (CRC) CryCash is a token that appears to be designed to help developers incentivize users to engage with games. CryCash has sold 60% of the total amount of its tokens pursuant to an initial coin offering that has raised $4.2 million. CryCash is integrated with WarFace, an online first-person shooter game, and a several other games within the CryCash network.

- Our management anticipates that Quarters and CryCash will both compete to be integrated with new games and to attract new players. We believe that Quarters prioritizes players, whereas CryCash prioritizes developers. GTCoin GTCoin appears to be a coin designed for developers to use to reward payers for testing certain games. Currently, 20% of GTCoin tokens have been sold for undisclosed amount in a pre-sale. According to GTCoin, it plans to conduct an initial coin offering in March of 2018. Our management believes that GTCoin may be attempting to create a token that will be granted to those who install certain applications, which is expressly prohibited by the policies of both Google's Play Store and Apple's App Store. Our management believes that Quarters and GTCoin will have limited competition among one another, since

GTCoin appears to be designed for testing games, whereas Quarters are designed to be used in games that have already been developed and are ready to reach large audiences of players. Monetizr Monetizr appears to be designed to enable developers to reward players for taking certain actions. Since Monetizr's white paper does not appear to be in final form, as it is not currently available on its website, we cannot be certain of its goals and design. Based on the limited information currently available regarding Monetizr, our management believes that Quarters will offer a better solution than Monetizr by prioritizing players, rather than developers, as our management believes Monetizr may do. Gaming Coins Generally As noted by Radical, a crypto research firm, the most important factor in games – by far – is how fun the game is to play. Thus, we believe that an important factor Investors should consider in assessing the potential viability of the Quarters ecosystem, is whether it is more fun to pay for games one wants to play, or whether it is more fun to be paid to take actions that a developers desires for players to take. Our management believes that players will find the former to be more fun than the latter. Accordingly, the Quarters ecosystem is predicated on the expectation that there is a large network of players that will prefer to choose, what is in our management's opinion, to be the option that is more fun.

Supply Chain and Customer Base

Developers and publishers supply the video games for players. The video game industry is highly fragmented. It is estimated that Apple alone has 12 million developer accounts. Unity, a leading game developer platform, is estimated to have 4.5M million developer accounts.

Players are our customers. There over 1 billion players worldwide. Players buy Quarters to play participating games.

Intellectual Property

The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation with respect health care for our employees, those relating to building and zoning requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
Pocketful of Quarters, Inc	Pocketful of Quarters, Inc is the general manager of POQ Issuer, LLC.	3	$150,000.00

Other

The Company's principal address is 10 Owenoke Way, Riverside, CT 06878

The Company conducts business throughout the U.S. and worldwide.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

G. Michael Weiksner

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager, May 8, 2018 until present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

General Partner at Rostrum Capital. January, 2015 until present. Sourced and funded early stage technology deals. Advised and managed portfolio of companies, including Slash (acquired by Giphy), Hooked, Knock, Vium, Foodworks, Access Bazaar, Babierge, and Studio.live.
Co-Founder & CTO, Pocketful of Quarters, Inc. Jan 2018-present. Developing the on ramp for players and game developers to use Quarters.

Education

Princeton University, BA Stanford University, MA & Ph.D.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Connecticut law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	100%
Voting Rights	Members have no voting rights. POQ Issuer, LLC is managed by Pocketful of Quarters, Inc.
Anti-Dilution Rights	None

Type of security	DPAs (Debt Payable by Assets)
Amount outstanding	275
Voting Rights	None
Anti-Dilution Rights	None

The Company does not have any debt currently outstanding.

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Digital Tokens	83,750	$200,000.00	Encourage the use of Quarters by players and game developers	June 1, 2018	Rule 506(c)
DPAs (Debt Payable by Assets)	436	$146,075.00	General working capital	September 5, 2018	Regulation CF

Ownership

POQ Issuer, LLC is now wholly owned by Pocketful of Quarters, Inc.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Pocketful of Quarters, Inc	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
0	0	0

Operations

POQ Issuer, LLC will issue Quarters and Q2 Tokens, but our management will have a limited role in supporting the Quarters ecosystem. The sole ongoing activity of the Company, through our Manager, will be to maintain the QSC and the Q2SC. The QSC and the Q2SC have certain key parameters, such as the percentage of revenue allocated for investors, the percentage of revenue allocated for developers, and the revenue share percentages of large developers versus smaller developers, which will be controlled exclusively by our Manager, in its sole and absolute discretion.

POQ Issuer, LLC will fund Pocketful of Quarters, Inc. to encourage the use of Quarters by players and developers. Pocketful of Quarters will encourage the use of Quarters through a number of activities, including the following: - raise user awareness of Quarters; -market Quarters to facilitate and accelerate user adoption of Quarters; - develop software development kits ("SDKs") for developers to use to incorporate the Quarters ecosystem into games; - answer questions by players and developers; - create tutorials; - maintain a website to provide information about the Quarters ecosystem; - facilitate transactions from fiat currencies to cryptocurrencies, and vice versa; - maintain and update, as necessary, the Quarters smart contract and the Q2 smart contract (the "Q2SC"); and - raise outside funding to accelerate the development of tools and services around the Quarters ecosystem

Liquidity and Capital Resources

On September 5, 2018, the Company conducted an offering pursuant to Regulation CF and raised $146,075.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
We have previously sold Q2 tokens in a private pre-sale under Regulation D. We anticipate selling more Q2s tokens in the future under Regulation D. Pocketful of Quarters, Inc., an affiliated corporation, has independently raised funding for its operations that include encouraging the use of Quarters.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited Investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family

member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Issues Specific to Repayment by Tokens: With respect to any partial or full satisfaction of the Debt Amount by Tokens, the number of Tokens shall be determined based on the Token Valuation. Where possible, the Token distribution may include fractional Tokens. In the event fractional Tokens are not available, (i) the Investor will receive one full Token if the fractional remainder is equal to or in excess of 0.50 Tokens or (ii) the Investor will forfeit the value of the fractional Tokens if the fractional remainder is less than 0.50 Tokens.

In the event the Company elects or is required under the terms of the Debt Agreement to make a repayment of the Investor's principal amount (in part or in full) by Tokens, if upon notice, Investor fails to provide to Company within 15 calendar days a network address and other information necessary to facilitate a distribution of digital blockchain Tokens, the Company may in its discretion effectuate such repayment in cash and without any interest on such full or partial principal amount, without any further obligations associated thereto and in full satisfaction of such full or partial principal amount. The Investor is responsible for the accuracy of information provided. Providing inaccurate digital key or public address for purposes of Token transfer often results in irreversible loss, which nonetheless would constitute satisfaction of the Company's debt repayment obligations.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	George Michael Weiksner
Relationship to the Company	CEO
Total amount of money involved	$0.00
Benefits or compensation received by related person	Equity in Pocketful of Quarters
Benefits or compensation received by Company	Additional funding to develop and launch the Quarters ecosystem.
Description of the transaction	Pocketful of Quarters, Inc, POQ Manager, LLC, and POQ Issuers, LLC have been consolidated. George M. Weiksner and George B. Weiksner exchanged their Q2's for equity in Pocketful of Quarters, Inc.

Intellectual Property

Related Person/Entity	G. Michael Weiksner
Relationship to the Company	Manager and part-owner
Total amount of money involved	$0.00
Benefits or compensation received by related person	Residual ownership of Q2 Tokens to be distributed Management control over smart contracts for Q2 and Quarters
Benefits or compensation received by Company	Ability to issue Q2 and Quarters tokens
Description of the transaction	G. Michael Weiksner contributed his code for the Quarters and Q2 contracts to POQ Issuer, LLC

Other Transactions

Related Person/Entity	George B Weiksner and G. Michael Weiksner
Relationship to the Company	Owners and managers
Total amount of money involved	$0.00
Benefits or compensation received by related person	Control
Benefits or compensation received by Company	Encouragement of the adoption of Quarters and pro-rata royalties from the sale of Quarters to players
Description of the transaction	Our founders, George Weiksner and G. Michael Weiksner, own and control the Company, POQ Manager and POQ Central. Because these entities are related, transactions between or among any of them will not have the benefit of "arm's-length" bargaining and may involve actual or potential conflicts of interest. Investors in Q2 Tokens will have an interest only in revenue generated by sales of Quarters; they will not have an equity interest in the Company or any voting or management rights in the Company. Because the financial performance of the Company and its affiliates depends on the development of a robust market for Quarters, the financial interests of our founders and the holders of Q2 Tokens will generally be aligned. However, it is possible that future business developments or conditions could cause conflicts at times, or from time to time, between the interests of our founders and their affiliated companies and the interests of the Q2 Token holders. The following is a summary of important areas in which the interests of our founders and the Company may conflict with those of the Q2 Token holders: - Control of Company. Our management will have sole authority to make all decisions of the Company pertaining to the use of the offering proceeds, handling, writing, updating, and maintaining the QSC and the Q2SC. - Principals of Company are Father and Son. Our founders, who also control POQ Manager and POQ Central, are father and son. - Our Management Will Not Have Fiduciary Responsibility to the Q2 Token holders. Because the rights of Q2 Token holders are contractual in nature, and

	the holders have no beneficial ownership of the Company, neither our officers nor POQ Manager will have a fiduciary duty to protect the interests of Q2 Token holders. While the Company is required to honor the contractual rights of the Q2 Token holders, if they experience losses solely because the Company's management acts in its own interest rather than the interest of the Q2 Token holder, the Q2 Token holders may have little or no legal recourse. POQ Central, an affiliate of POQ, will exercise substantial control over the Quarters ecosystem. - POQ Central will determine who is allowed to be a developer in the Quarters ecosystem in order to ensure proper community standards and to give POQ Central the ability to regulate unforeseen negative behaviors within the Quarters ecosystem. Although it is POQ Central's management's intent to eventually codify the rules of the Quarters ecosystem and to potentially allow others to join POQ Central to ultimately reach a form of decentralized governance, currently and in the foreseeable future, POQ Central, which is currently owned by the principals of our Manager, will exercise substantial control over the Quarters ecosystem. - POQ Manager has the sole discretion to issue and distribute Q2 Tokens. Since POQ Manager will determine, in its sole discretion, whether to, how to, and when to, issue and distribute more Q2 Tokens, the value of Q2 Tokens may be affected by POQ Manager's decisions. Although the issuance of additional Q2 Tokens may increase liquidity of the Q2 Tokens, such an issuance may also case a decline in value, if any, of the Q2 Tokens. POQ Manager may have an incentive to issue Q2 Tokens to issue Q2 Tokens to itself and its affiliate, rather than issuing and distributing Q2 Tokens to strategic partners to help enhance the Quarters ecosystem.

Future Transactions

Related Person/Entity	Pocketful of Quarters, Inc.
Relationship to the Company	Common ownership and control by George B. Weiksner and G. Michael Weiksner
Total amount of money involved	
Benefits or compensation received by related person	The fees earned will partially fund the operations of Pocketful of Quarters, Inc.
Benefits or compensation received by Company	Encouragement of the adoption of Quarters by players and game developers
Description of the transaction	POQ Issuer, LLC will pay Pocketful of Quarters, Inc. to encourage players and game developers to adopt Quarters

Current Interest in Property

Related Person/Entity	George B. Weiksner and G. Michael Weiksner
Relationship to the Company	Own and control POQ Issuer, LLC
Total amount of money involved	
Benefits or compensation received by related person	up to 10,000,000 Q2s
Benefits or compensation received by Company	All owners of Q2 Tokens will receive pro-rata royalties based on their ownership of Q2s
Description of the transaction	Residual ownership of Q2 Tokens

Related Person/Entity	G. Michael Weiksner and George Weiksner
Relationship to the Company	Owners & managers
Total amount of money involved	$0.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Free rent until such time as we decide to open an external office
Description of the transaction	POQ Manager, LLC, POQ Issuer, LLC and Pocketful of Quarters, Inc. operates out of the home of G. Michael Weiksner and George

	Weiksner.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	George B. Weiksner and G. Michael Weiksner
Relationship to the Company	Owner and manager
Total amount of money involved	$0.00
Benefits or compensation received by related person	Control
Benefits or compensation received by Company	Encouragement of the adoption of Quarters Pro-rata royalties from the sale Quarters, based on Q2 token ownership
Description of the transaction	Our founders, George Weiksner and G. Michael Weiksner, own and control the Company, POQ Manager and POQ Central. Because the company controls these entities, transactions between or among any of them will not have the benefit of "arm's-length" bargaining and may involve actual or potential conflicts of interest. Investors in Q2 Tokens will have an interest only in revenue generated by sales of Quarters; they will not have an equity interest in the Company or any voting or management rights in the Company. Because the financial performance of the Company and its affiliates depends on the development of a robust market for Quarters, the financial interests of our founders and the holders of Q2 Tokens will generally be aligned. However, it is possible that future business developments or conditions could cause conflicts at times, or from time to time, between the interests of our founders and their affiliated companies and the interests of the Q2 Token holders. The following is a summary of important areas in which the interests of our founders and the Company

	may conflict with those of the Q2 Token holders: - Control of Company. Our management will have sole authority to make all decisions of the Company pertaining to the use of the offering proceeds, handling, writing, updating, and maintaining the QSC and the Q2SC. - Principals of Company are Father and Son. Our founders, who also control POQ Manager and POQ Central, are father and son. - Our Management Will Not Have Fiduciary Responsibility to the Q2 Token holders. Because the rights of Q2 Token holders are contractual in nature, and the holders have no beneficial ownership of the Company, neither our officers nor POQ Manager will have a fiduciary duty to protect the interests of Q2 Token holders. While the Company is required to honor the contractual rights of the Q2 Token holders, if they experience losses solely because the Company's management acts in its own interest rather than the interest of the Q2 Token holder, the Q2 Token holders may have little or no legal recourse. POQ Central, an affiliate of POQ, will exercise substantial control over the Quarters ecosystem. - POQ Central will determine who is allowed to be a developer in the Quarters ecosystem in order to ensure proper community standards and to give POQ Central the ability to regulate unforeseen negative behaviors within the Quarters ecosystem. Although it is POQ Central's management's intent to eventually codify the rules of the Quarters ecosystem and to potentially allow others to join POQ Central to ultimately reach a form of decentralized governance, currently and in the foreseeable future, POQ Central, which is currently owned by the principals of our Manager, will exercise substantial control over the Quarters ecosystem. - POQ Manager has the sole discretion to issue and distribute Q2 Tokens. Since POQ Manager will determine, in its sole discretion, whether to, how to, and when to, issue and distribute more Q2 Tokens, the value of Q2 Tokens may be affected by POQ Manager's decisions. Although the issuance of additional Q2 Tokens may increase liquidity of the Q2

	Tokens, such an issuance may also case a decline in value, if any, of the Q2 Tokens. POQ Manager may have an incentive to issue Q2 Tokens to issue Q2 Tokens to itself and its affiliate, rather than issuing and distributing Q2 Tokens to strategic partners to help enhance the Quarters ecosystem.

OTHER INFORMATION

The Companyhas not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/G. Michael Weiksner
(Signature)

G. Michael Weiksner
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/G. Michael Weiksner
(Signature)

G. Michael Weiksner
(Name)

Manager
(Title)

5/7/2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, G. Michael Weiksner, being the founder of POQ Issuer, LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/G. Michael Weiksner
(Signature)

G. Michael Weiksner
(Name)

Manager
(Title)

5/7/2020
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

	2017	2018
Assets		
Current assets:		
Cash	$ -	$ -
Accounts Receivable	$ -	$ -
Prepaid expenses	$ -	$ -
Inventory	$ -	$ -
Total current assets	$ -	$ -
Investments (at cost) 1	$ -	$ 191,000.00
Intangible assets 2	$ -	$ 29,000.00
Total Assets	$ -	$ 220,000.00
Liabilities		
Current liabilities:		
Accounts Payable	$ -	$ -
Accrued expenses	$ -	$ -
Unearned revenue	$ -	$ -
Total current liabilities	$ -	$ -
Long-term debt	$ -	$ -
Other long-term liabilities	$ -	$ -
Total Liabilities	$ -	$ -
Shareholder's Equity		
Equity Capital 3,4	$ -	$ 220,000.00
Retained Earnings	$ -	$ -
Shareholder's Equity	$ -	$ 220,000.00
Total Liabilities & Shareholder's Equity	$ -	$ 220,000.00

1 Q2 contract holds 385 ETH. On Dec 31, 2018, the price of ETH was $141.33, so the fair market value of investments was $54,400.

POQ ISSUER, LLC
Income Statement

		2017		2018		2019
Revenues	$	-	$	-	$	-
Cost of goods sold	$	-	$	-	$	-
Gross profit	$	-	$	-	$	-
Salaries, general, and administrative expense	$	-	$	-	$	-
R&D Expense	$	-	$	-	$	-
Interest Income	$	-	$	-	$	-
Other	$	-	$	-	$	100.00
Earnings before income taxes	$	-	$	-	$	-
Income taxes	$	-	$	-	$	-
Net income	$	-	$	-	$	-
	$	-	$	-		-$100.00

POQ ISSUER, LLC
Changes in partner equity

	2017	2018	2019
Beginning capital balance	$ -	$ -	$ -
Net income	$ -	$ -	$ -
Partners' contributions	$ -	$220,000.00	$168,900.00
Net loss	$ -	$ -	$ -
Partners' distributions	$ -	$ -	$ -
Ending capital balance	$ -	$220,000.00	$388,900.00

POQ ISSUER, LLC
Statement of cash flows
($s)

		2017		2018 *2*		2019
Cash & cash equivalents, beginning of period	$	-	$	-	$	-
Net income	$	-	$	-	$	-
Adjustments to reconcile net income to net cash	$	-	$	-	$	-
Changes in operating assets & liabilities *1*	$	-	-$220,000.00		-$163,800.00	
Net cash from investment activities	$	-	$	-	$	-
Net cash from financing activities	$	-	$220,000.00		$168,900.00	
Cash & cash equivalents, end of period	$	-	$	-	$	5,100.00

1 Proceeds from fundraising were used to fund Pocketful of Quarters, Inc., as outlined in Marketing Services Ag

2 Results from 2018 were revised to reflect the gross amounts, and not just the net amounts. Net amount is un

reement
changed.